Exhibit 99.2

THOMSON REUTERS

8th Floor,

100 University Avenue Toronto, Ontario M5J 2Y1, Canada

Facsimile 1-866-249-7775

416-263-9524

www.computershare.com

Security Class

Holder Account Number

FOLD

Form of Proxy—Annual and Special Meeting of Shareholders to be held on Wednesday, May 3, 2017

Meeting location: Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada Time: 12:00 p.m. (Eastern Daylight Time)

Notes to Proxy Form

1. Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

A proxyholder need not be a shareholder of Thomson Reuters Corporation.

2. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy form. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy form with signing capacity stated.

3. This proxy form should be signed in the exact manner as the name appears on the proxy form.

4. If this proxy form is not dated, it will be deemed to bear the date on which it is mailed by Thomson Reuters to the holder.

5. The shares represented by this proxy form will be voted or withheld from voting as directed by the holder. In the absence of such directions, shares represented by proxy forms received by Management will be voted FOR items 1 through 4 and in favor of Management’s proposals generally.

6. This proxy form should be read in conjunction with the Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular. Information contained in or otherwise

Fold accessible through the websites mentioned in this proxy form does not form part hereof, and the references to the websites are inactive textual references only.

Proxy forms submitted must be received by Computershare by 5:00 p.m. (Eastern Daylight Time) on May 1, 2017.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

to the following web site:

www.investorvote.com

• Smartphone?

Scan the QR code to vote now.

To Receive Documents Electronically

You can enroll to receive future securityholder

communications electronically by visiting

www.investorcentre.com and clicking at

the bottom of the page.

If you vote by telephone or the Internet, DO NOT mail back this proxy form.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the individuals named on the reverse of this proxy form. Instead of mailing this proxy form, you may choose one of the two voting methods outlined above to vote this proxy form.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

01AITA

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

I/We being holder(s) of common shares of Thomson Reuters

Corporation hereby appoint: David Thomson, or failing him David W.

Binet, both being directors of Thomson Reuters

OR

Print the name of the person you are appointing if it is someone else.

as my/our proxyholder with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees ? t) and to vote at such proxyholder’s discretion with respect to any amendments to matters referred to in the accompanying Notice of Annual and Special Meeting of Shareholders as well as all other matters that may properly come before the Annual and Special Meeting of Shareholders of Thomson Reuters to be held at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada on Wednesday, May 3, 2017 at 12:00 p.m. (Eastern Daylight Time), and at any adjournment or postponement thereof.

The Board of Directors and Management recommend that shareholders VOTE FOR items 1 through 4 below.

1. Election of Directors

To elect each of the following individuals as directors of Thomson Reuters:

For Withhold

01. David Thomson

02. James C. Smith

03. Sheila C. Bair

04. David W. Binet

05. W. Edmund Clark, C.M.

06. Michael E. Daniels

07. Ken Olisa, OBE

08. Vance K. Opperman

For Withhold

09. Kristin C. Peck

10. Barry Salzberg

11. Peter J. Thomson

12. Wulf von Schimmelmann

For Withhold

Fold

2. Appointment of Auditor

To appoint PricewaterhouseCoopers LLP as auditor and to authorize the directors to ? x the auditor’s remuneration.

For Withhold

3. Stock Incentive Plan Amendment

To approve an amendment to the Thomson Reuters stock incentive plan to increase the number of shares reserved for issue under the plan by 22 million common shares.

For Against

4. Advisory Resolution on Executive Compensation

To accept, on an advisory basis, the approach to executive compensation described in the accompanying Management Proxy Circular.

For Against

Signature(s) Date

Authorized Signature(s)—Sign Here—This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting.

Quarterly Financial Statements and MD&A Request

Thomson Reuters quarterly ? nancial statements and related management’s discussion and analysis (MD&A) are available at www.thomsonreuters.com. However, if you wish to receive them by mail, please mark this box. If you do not mark this box, or do not return this form, you will not receive our quarterly ? nancial statements and MD&A by mail. You are required to complete this request on an annual basis.

Annual Report Request

Thomson Reuters annual report containing our audited ? nancial statements and related MD&A is available at www.thomsonreuters.com. However, if you wish to receive it by mail, please mark this box. If you do not mark this box, or do not return this form, you will not receive our annual report by mail. You are required to complete this request on an annual basis.

You can also receive these documents electronically—see reverse for instructions to enroll for electronic delivery.

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